Exhibit 99.1

FOR IMMEDIATE RELEASE

Hollysys Automation Technologies Reports Unaudited

Financial Results for the Fiscal year and the Fourth Quarter Ended June 30, 2020

Fiscal Year 2020 Financial Highlights

•	Non-GAAP net income attributable to Hollysys was $80.1 million, a decrease of 36.5% compared to the comparable prior year period.

•	Total revenues were $503.3 million, a decrease of 11.7% compared to the comparable prior year period.

•	Non-GAAP gross margin was at 37.9%, compared to 37.1% for the comparable prior year period.

•	Non-GAAP diluted EPS was $1.32, a decrease of 36.2% compared to the comparable prior year period.

•	Net cash provided by operating activities was $175.1 million, an increase of 74.2% compared to the comparable prior year period.

•	DSO of 195 days, compared to 180 days for the comparable prior year period.

•	Inventory turnover days of 57 days, compared to 55 days for the comparable prior year period.

Fourth Quarter of Fiscal Year 2020 Financial Highlights

•	Non-GAAP net income attributable to Hollysys was $2.2 million, a decrease of 91.3% compared to the comparable prior year period.

•	Total revenues were $129.2 million, a decrease of 17.7% compared to the comparable prior year period.

•	Non-GAAP gross margin was at 44.7%, compared to 34.0% for the comparable prior year period.

•	Non-GAAP diluted EPS were at $0.04, a decrease of 90.5% compared to the comparable prior year period.

•	Net cash provided by operating activities was $57.7 million, an increase of 317.6% compared to the comparable prior year period.

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August 13, 2020

•	DSO of 166 days, compared to 160 days for the comparable prior year period.

•	Inventory turnover days of 66 days, compared to 42 days for the comparable prior year period.

Beijing, China – August 13, 2020 – Hollysys Automation Technologies Ltd. (NASDAQ: HOLI) (“Hollysys” or the “Company”), a leading provider of automation and control technologies and applications in China, today announced its unaudited financial results for fiscal year 2020 and the fourth quarter ended June 30, 2020 (see attached tables).

On July 7th and 9th, the Company announced change of the management team and the board. Mr. Baiqing SHAO was removed from his positions as the Company’s CEO, director and Chairman of the Board. Ms. Li QIAO, current director of the Company, was elected as the Chairwoman of the Board and Mr. Chit Nim (Colin) SUNG, current director of the Company, was elected as the CEO of the Company. Four new officers of the Company were appointed. Mr. Lei FANG, current head of IA business of the Company and Mr. Yue XU, current head of Rail business of the Company were appointed as Co-Chief Operating Officer of the Company. Dr. Chunming HE, current head of R&D of Hollysys Group, was appointed as Chief Technology Officer of the Company, and Mr. Hongyuan SHI, current head of human resource of Hollysys Goup, was appointed as the Chief Human Resource Officer of the Company.

Ms. Li QIAO, chairwoman of the board, remarks on such change, “The board has made such decision in light of the strategic and financial planning development of the Company. Mr. Sung and our four new officers have been with the Company for many years and are familiar with the Company. We expect their professional experiences in operation, management and capital market to offer unique and insightful idea to the Company.”

Mr. Chit Nim (Colin) Sung, CEO of the Company, remarks “First and foremost, we would like to convey the key information to the market that currently, operation and financial condition of the Company remain as usual and stable. We will continue to value and increase our investment in research and development as our key competitive edge, and our vision of automation for better life. We are confident in the Company’s solid and steady performance going forward.”

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For business performance of the fiscal year and the quarter, the management stated:

Industrial Automation (“IA”) business finished the fiscal year with revenue and contract at $240.0 million and $314.5 million, representing 2.6% and 8.0% YOY growth, respectively. For the fourth quarter, IA revenue and contract were $71.8 million and $99.0 million, representing 7.9% and 18.1% YOY growth, respectively.

•	In power sector, we continued our effort in strengthening our market position in high-end coal fire market. Contract highlight of the past quarter include:

•	Signing a replacement contract to provide DCS and DEH solution to two 660MW power units of the power plant of Zhejiang Zheneng Electric Power CO.,LTD.(600023.SH) in Leqing, Zhejiang Province, and

•	Signing a replacement contract to provide DCS solution to one 660 MW power unit of the power plant of Datang International Power Generation CO., LTD (601991.SH) in Tianjin.

•

In chemical and petro-chemical sector, we continued our effort in key projects winning, key client cooperation, key marketing events and collaboration with valued partners along the value chain to explore the market and build our reputation.

Sector highlight of the past quarter include:

•

Winning the bidding of DCS solution contract for the 1.8 million tons per year ethylene glycol project of Shaanxi Coal and Chemical Industry Group CO.,LTD (“SHCCIG”) in Yulin, Shaanxi Province. The client is a renowned player in the industry, while the project is currently the largest coal-chemical project under construction in China, and our solution will cover DCS control points of approximately 50,000.

•

Signing a DCS+SIS+GDS integrated solution contract for the 200 thousand tons per year purified adipic acid, cyclohexanol and cyclohexanone project of Hualu Hesheng (600426.SH). This project, in terms of DCS control point, is the largest one of similar type that the Company has ever signed.

•

Establishing strategic cooperation relationship with SINOCHEM Hongrun Petrochemical Co.,LTD on providing control solution to their aromatics complex plant. Our previous milestone SINOPEC Hainan refining projects have served as meaningful track record and reference for the client.

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August 13, 2020

•	Continuing to collaborate with valued partners along the value chain to jointly develop and improve solution for verticals including coal-chemical and oil & gas, etc.

•	Becoming the qualified supplier of SCADA+DCS+PLC for Tarim oilfield operated by China National Petroleum Corporation (CNPC).

•

Joining hands with valued partners on significant research project, including with National Petroleum and natural gas pipe network Group Co., Ltd on research project related to oil and gas pipe profibus (process field bus), and with SINOPEC Engineering incorporation (SEI) on research project related to innovative integration of DCS and digital factory for creative modeling and factory maintenance services.

•

In smart factory business, we continued to review client date base for potential cooperation in various industries. In this quarter, we signed a new contract with an existing client, Shaanxi Guohua Jinjie Power Plant. This contract involves the construction of a smart control platform and the development and installation of optimizing control solution for power unit.

•

In aftersales business, we continue to address our existing client base and respond to their various demand covering regular initiatives such as old system upgrade and replacement, part component sales, annual maintenance and increasingly, value-adding initiatives such as control optimization, data integration and energy management, etc.

Contract highlight of the part quarter include:

•

Signing an annual maintenance contract with Zhong’an coal-chemical project. The Zhong’an methanol and olefin project is by far one of the two key milestone projects in chemical and petro-chemical business. This project has been under operation since July 2019, and the client has been satisfied with the Company’s comprehensive service capability.

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Rail business finished the fiscal year with revenue and contract at $201.3 million and $153.7 million, recording 3.6% and 54.8% YOY decrease, respectively. For the fourth quarter of the fiscal year, revenue and contract were $49.3 million and $23.9 million, representing 2.0% YOY growth and 60.6% YOY decrease, respectively.

•

In high-speed rail (“HSR”) sector, major contracts signed in the past quarter include TCC (Train Control Center) solution for sections of the Taiyuan-Jiaozuo line, Zhengzhou-Wangzhou line and the inter-city line of Southern Sichuan.

•	In subway sector, no significant contracts were signed this quarter, while the effort continued in strengthening quality management, covering supply chain management and engineering standardization.

•

In aftersales business, we continued to strengthen local service network, to expand service solution and to develop technology-and-service-centered service for better differentiation. In HSR sector, we continued to respond to regular services including advanced maintenance, system and software upgrade and part component sales, etc. In subway sector, we continued to explore potentials from the current client base and signed several contracts covering system upgrade, maintenance and product sales.

•

On digital empowerment for the current product line, we continued the effort in development and testing of our smart solution initiatives, covering smart maintenance, smart workshop and smart services, etc.

Mechanical and Electrical Solutions (“M&E”) business finished the fiscal year with revenue and contract at $62.0 million and $81.0 million, recording 51.4% and 13.3% YOY decrease respectively. For the fourth quarter of the fiscal year, revenue and contract were $8.1 million and $11.8 million, representing 80.7% and 53.0% YOY decrease respectively.

COVID-19 brought new challenges to the macro economy in Southeast Asia and the Middle East, laying impact on our M&E business and overseas business. For M&E business, risk control remains to be the key focus. For our industrial automation overseas business, we continued to explore opportunities through direct sales, sales agent and China EPC projects, with a current focus in Singapore, Malaysia, Indonesia and India. Meanwhile, effort continued in strengthening localization and synergy of the overseas business.

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Fiscal year and the Fourth Quarter Ended June 30, 2020 Unaudited Financial Results Summary

(In USD thousands, except for number of shares and per share data)

	Three months ended			Fiscal year ended
	Jun 30, 2020	Jun 30, 2019	% Change	Jun 30, 2020	Jun 30, 2019	% Change
Revenues	$129,223	156,991	(17.7)%	$503,327	570,341	(11.7)%
Integrated solutions contracts revenue	$112,459	132,753	(15.3)%	$414,272	467,371	(11.4)%
Products sales	$3,895	5,958	(34.6)%	$20,144	33,102	(39.1)%
Service rendered	$12,869	18,280	(29.6)%	$68,911	69,868	(1.4)%
Cost of revenues	$71,482	103,645	(31.0)%	$312,459	358,864	(12.9)%
Gross profit	$57,741	53,346	8.2%	$190,868	211,477	(9.7)%
Total operating expenses	$55,610	31,408	77.1%	$120,730	87,302	38.3%
Selling	$6,804	6,883	(1.1)%	$30,642	28,926	5.9%
General and administrative	$8,575	11,524	(25.6)%	$38,704	40,463	(4.3)%
Goodwill impairment charge	$35,767	11,623	207.7%	$35,767	11,623	207.7%
Research and development	$8,907	9,200	(3.2)%	$41,876	37,025	13.1%
VAT refunds and government subsidies	$(4,443)	(7,822)	(43.2)%	$(26,259)	(30,735)	(14.6)%
Income from operations	$2,131	21,938	(90.3)%	$70,138	124,175	(43.5)%
Other income, net	$325	1,139	(71.5)%	$4,683	3,056	53.2%
Foreign exchange (loss) income	$(50)	2	(2600.0)%	$599	(1,161)	(151.6)%
Gains on deconsolidation of subsidiaries where the Company retains an equity interest	$—	—	—	$—	5,768	(100.0)%
Gains on disposal of an investment in an equity investee	$—	—	—	$5,763	—	100.0%
Share of net (loss) income of equity investees	$(976)	1,576	(161.9)%	$3,131	404	675.0%
Dividend income from equity security investments	$—	—	—	$1,139	1,112	2.4%
Interest income	$3,661	2,863	27.9%	$13,060	11,839	10.3%
Interest expenses	$(171)	(204)	(16.2)%	$(306)	(575)	(46.8)%
Income tax expenses	$2,748	1,471	86.8%	$18,171	18,184	(0.1)%
Net (loss) income attributable to non-controlling interests	$(64)	145	(144.1)%	$(70)	278	(125.2)%
Non-GAAP net income attributable to Hollysys Automation Technologies Ltd.	$2,236	25,698	(91.3)%	$80,106	126,156	(36.5)%
Non-GAAP basic EPS	$0.04	0.43	(90.7)%	$1.32	2.09	(36.8)%
Non-GAAP diluted EPS	$0.04	0.42	(90.5)%	$1.32	2.07	(36.2)%
Share-based compensation expenses	$354	37	856.8%	$410	238	72.3%
Amortization of acquired intangible assets	$75	77	(2.6)%	$300	311	(3.5)%
Fair value adjustments of a bifurcated derivative	$—	326	(100.0)%	$—	346	(100.0)%
GAAP Net income attributable to Hollysys Automation Technologies Ltd.	$1,807	25,258	(92.8)%	$79,396	125,261	(36.6)%
GAAP basic EPS	$0.03	0.42	(92.9)%	$1.31	2.07	(36.7)%
GAAP diluted EPS	$0.03	0.42	(92.9)%	$1.31	2.05	(36.1)%
Basic weighted average common shares outstanding	60,489,777	60,465,005	0.0%	60,480,522	60,456,524	0.0%
Diluted weighted average common shares outstanding	60,489,777	61,278,773	(1.3)%	60,611,047	61,273,884	(1.1)%

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Operational Results Analysis for the Fiscal year Ended June 30, 2020

Comparing to the prior fiscal year, the total revenues for fiscal year 2020 decreased from $570.3 million to $503.3 million, representing a decrease of 11.7%. Broken down by the revenue types, integrated solutions contracts revenue decreased by 11.4% to $414.3 million, products sales revenue decreased by 39.1% to $20.1 million, and services revenue decreased by 1.4% to $68.9 million.

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The Company’s total revenues can also be presented in segments as shown in the following chart:

(In USD thousands)
	Fiscal year ended Jun 30,
	2020		2019
	$	% to Total Revenue	$	% to Total Revenue
Industrial Automation	239,971	47.7%	233,798	41.0%
Rail Transportation Automation	201,339	40.0%	208,917	36.6%
Mechanical and Electrical Solution	62,017	12.3%	127,626	22.4%

Total	503,327	100.0%	570,341	100.0%

Overall gross margin excluding non-cash amortization of acquired intangibles (non-GAAP gross margin) was 37.9% for fiscal year 2020, as compared to 37.1% for the prior year. The non-GAAP gross margin for integrated solutions contracts, product sales, and services rendered were 32.0%, 72.9% and 63.0% for fiscal year 2020, as compared to 30.4%, 77.1% and 62.7% for the prior year, respectively. The gross margin fluctuation was mainly due to the different revenue mix with different margins. The GAAP overall gross margin which includes non-cash amortization of acquired intangibles was 37.9% for fiscal year 2020, as compared to 37.0% for the prior year. The GAAP gross margin for integrated solutions contracts, product sales, and service rendered were 32.0%, 72.9% and 63.0% for fiscal year 2020, as compared to 30.4%, 77.1% and 62.7% for the prior year, respectively.

Selling expenses were $30.6 million for fiscal year 2020, representing an increase of $1.7 million or 5.9% compared to $28.9 million for the prior year. Presented as a percentage of total revenues, selling expenses were 6.1% and 5.1% for fiscal year 2020, and 2019, respectively.

General and administrative expenses, excluding non-cash share-based compensation expenses (non-GAAP G&A expenses), were $38.7 million for fiscal year 2020, representing a decrease of $1.8 million or 4.3% compared to $40.5 million for the prior year. Presented as a percentage of total revenues, non-GAAP G&A expenses were 7.7% and 7.1% for fiscal year 2020 and 2019, respectively. The GAAP G&A expenses which include the non-cash share-based compensation expenses were $39.1 million and $40.7 million for fiscal year 2020 and 2019, respectively.

Goodwill impairment charge were $35.8 million for fiscal year 2020, representing an increase of $24.2 million or 207.7% compared to $11.6 million for the prior year. Such impairment charge is related to Bond Group. The annual impairment test, which take into consideration the macro environment and other relevant factors when forecasting future performance, implied such a charge.

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Research and development expenses were $41.9 million for fiscal 2020, representing an increase of $4.9 million or 13.1% compared to $37.0 million for the prior year. Presented as a percentage of total revenues, R&D expenses were 8.3% and 6.5% for fiscal year 2020 and 2019, respectively.

The VAT refunds and government subsidies were $26.3 million for fiscal year 2020, as compared to $30.7 million for the prior year, representing a $4.5 million or 14.6% decrease, which was primarily due to a decrease of the VAT refunds.

The income tax expenses and the effective tax rate were $18.2 million and 18.6% for fiscal year 2020, as compared to $18.2 million and 12.7% for the prior year. During the fourth quarter of fiscal year 2020, the Company recorded a goodwill impairment charge of $35.8 million. Excluding the impact of the goodwill impairment charge, the effective tax rate for fiscal year 2020 should be 13.6%.

The non-GAAP net income attributable to Hollysys, which excludes the non-cash share-based compensation expenses calculated based on the grant-date fair value of shares or options granted, and amortization of acquired intangible assets was $80.1 million or $1.32 per diluted share based on 60.6 million diluted weighted average common shares outstanding for fiscal year 2020. This represents a 36.5% decrease over $126.2 million or $2.07 per share based on 61.3 diluted weighted average common million shares outstanding reported in the comparable prior year period. On a GAAP basis, net income attributable to Hollysys was $79.4 million or $1.31 per diluted share representing a decrease of 36.6% over $125.3 million or $2.05 per diluted share reported in the comparable prior year period.

Operational Results Analysis for the Fourth Quarter Ended June 30, 2020

Comparing to the fourth quarter of the prior fiscal year, the total revenues for the three months ended June 30 2020 decreased from $157.0 million to $129.2 million, representing a decrease of 17.7%. Broken down by the revenue types, integrated solutions contracts revenue decreased by 15.3% to $112.5 million, products sales revenue decreased by 34.6% to $3.9 million, and services revenue decreased by 29.6% to $12.9 million.

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The Company’s total revenues can also be presented in segments as shown in the following chart:

(In USD thousands)
	Three months ended June 30,
	2020		2019
	$	% to Total Revenue	$	% to Total Revenue
Industrial Automation	71,819	55.6%	66,557	42.4%
Rail Transportation Automation	49,267	38.1%	48,288	30.8%
Mechanical and Electrical Solution	8,137	6.3%	42,146	26.8%

Total	129,223	100.0%	156,991	100.0%

Overall gross margin excluding non-cash amortization of acquired intangibles (non-GAAP gross margin) was 44.7% for the three months ended June 30, 2020, as compared to 34.0% for the same period of the prior year. The non-GAAP gross margin for integrated solutions contracts, product sales, and services rendered were 42.1%, 74.5% and 58.4% for the three months ended June 30, 2020, as compared to 29.9%, 66.3% and 52.9% for the same period of the prior year, respectively. The gross margin fluctuated mainly due to the different revenue mix with different margins. The GAAP overall gross margin which includes non-cash amortization of acquired intangibles was 44.6% for the three months ended June 30, 2020, as compared to 33.9% for the same period of the prior year. The GAAP gross margin for integrated solutions contracts, product sales, and service rendered was 42.0%, 74.5% and 58.4% for the three months ended June 30, 2020, as compared to 29.9%, 66.3% and 52.9% for the same period of the prior year, respectively.

Selling expenses were $6.8 million for the three months ended June 30, 2020, representing a decrease of $0.1 million or 1.1% compared to $6.9 million for the same quarter of the prior year. Presented as a percentage of total revenues, selling expenses were 5.3% and 4.4% for the three months ended June 30, 2020, and 2019, respectively.

General and administrative expenses, excluding non-cash share-based compensation expenses (non-GAAP G&A expenses), were $8.6 million for the quarter ended June 30, 2020, representing a decrease of $2.9 million or 25.6% compared to $11.5 million for the same quarter of the prior year. Presented as a percentage of total revenues, non-GAAP G&A expenses were 6.6% and 7.3% for quarters ended June 30, 2020 and 2019, respectively. The GAAP G&A expenses which include the non-cash share-based compensation expenses were $8.9 million and $11.6 million for the three months ended June 30, 2020 and 2019, respectively.

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Research and development expenses were $8.9 million for the three months ended June 30, 2020, representing a decrease of $0.3 million or 3.2% compared to $9.2 million for the same quarter of the prior year. Presented as a percentage of total revenues, R&D expenses were 6.9% and 5.9% for the quarter ended June 30, 2020 and 2019, respectively.

The VAT refunds and government subsidies were $4.4 million for three months ended June 30, 2020, as compared to $7.8 million for the same period in the prior year, representing a $3.4 million or 43.2% decrease, which was primarily due to decrease of the VAT refunds.

The income tax expenses and the effective tax rate were $2.7 million and 61.2% for the three months ended June 30, 2020, respectively, as compared to $1.5 million and 5.5% for comparable prior year period, respectively. During the fourth quarter of fiscal year 2020, the Company recorded a goodwill impairment charge of $35.8 million. Excluding the impact of the goodwill impairment charge, the effective tax rate for the three months ended June 30, 2020 should be 6.8%.

The non-GAAP net income attributable to Hollysys, which excludes the non-cash share-based compensation expenses calculated based on the grant-date fair value of shares or options granted, and amortization of acquired intangible assets was $2.2 million or $0.04 per diluted share based on 60.5 million diluted weighted average ordinary shares outstanding for the three months ended June 30, 2020. This represents a 91.3% decrease from $25.7 million or $0.42 per share based on 61.3 million diluted weighted average ordinary shares outstanding reported in the comparable prior year period. On a GAAP basis, net income attributable to Hollysys was $1.8 million or $0.03 per diluted share representing a decrease of 92.8% from $25.3 million or $0.42 per diluted share reported in the comparable prior year period.

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Contracts and Backlog Highlights

Hollysys achieved $134.8 million of new contracts for the three months ended June 30, 2020. The backlog as of June 30, 2020 was $571.8 million. The detailed breakdown of new contracts and backlog by segments is shown below:

(In USD thousands)	New contracts achieved		New contracts achieved		Backlog
	for the fiscal year ended Jun 30, 2020		for the three months ended Jun 30, 2020		as of Jun 30, 2020

	$	% to Total Contract	$	% to Total Contract	$	% to Total Backlog
Industrial Automation	314,489	57.3%	99,048	73.4%	227,990	39.9%
Rail Transportation	153,704	28.0%	23,945	17.8%	251,571	44.0%
Mechanical and Electrical Solutions	80,961	14.7%	11,825	8.8%	92,198	16.1%

Total	549,154	100.0%	134,818	100.0%	571,759	100.0%

Cash Flow Highlights

For the fiscal year ended June 30, 2020, the total net cash outflow was $39.3 million. The net cash provided by operating activities was $175.1 million. The net cash used in investing activities was $187.6 million, mainly consisted of $8.1 million purchases of property, plant and equipment, and $426.8 million time deposits placed with banks, which was partially offset by $242.2 million maturity of time deposits, $4.5 million proceeds from disposal of investments in equity investee. The net cash used in financing activities was $18.2 million, mainly consisted of $20.8 million repayments of convertible bond, and $12.7 million payment of dividends, and $4.2 million repayments of short-term bank loans, which were partially offset by $2.4 million proceeds from short-term bank loans, and $15.4 million proceeds from long-term bank loans, and $2.1 million cash injected by noncontrolling interests.

For the three months ended June 30, 2020, the total net cash outflow was $47.3 million. The net cash provided by operating activities was $57.7 million. The net cash used in investing activities was $123.8 million and mainly consisted of $3.1 million purchases of property, plant and equipment, and $186.2 million of time deposits placed with banks, which were partially offset by $65.1 million of matured time deposits. The net cash provided by financing activities was $16.9 million and mainly consisted of $15.1 million proceeds from long-term bank loans, and $2.1 million cash injected by noncontrolling interests.

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Balance Sheet Highlights

The total amount of cash and cash equivalents were $288.8 million, $344.0 million, and $332.5 million as of June 30, 2020, March 31, 2020 and June 30, 2019, respectively.

For fiscal year ended June 30, 2020, Days Sales Outstanding (“DSO”) was 195 days, as compared to 180 days from the prior year; and inventory turnover was 57 days, as compared to 55 days from the prior year.

For the three months ended June 30, 2020, DSO was 166 days, as compared to 160 days for the comparable prior year period and 266 days for the last quarter; and inventory turnover was 66 days, as compared to 42 days for the comparable prior year period and 71 days for the last quarter.

Business Outlook

The management concluded, “Based on our backlog currently on-hand and sales pipeline envisioned so far, we expect a 6% to 8% revenue growth in fiscal year 2021.”

The business outlook stated above includes the anticipated effects of COVID-19 impact to our business for the upcoming fiscal year and Company will provide further update on quarterly basis.

Conference Call

The Company will host a conference call at 9:00 pm August 13, 2020 U.S. Eastern Time / 9:00 am August 14, 2020 Beijing Time, to discuss the financial results for fiscal year 2020 and the fourth quarter ended June 30, 2020 and business outlook.

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Joining the Conference Call:

1. Please register in advance of the conference using the link provided below. Upon registering, you will be provided with participant dial-in numbers, Direct Event passcode and unique registrant ID.

2. In the 10 minutes prior to the call start time, you will need to use the conference access information provided in the email received at the point of registering.

Note: Due to regional restrictions some participants may receive operator assistance when joining this conference call and will not be automatically connected.

Helpful keypad commands:

*0 - Operator assistance

*6 - Self mute/unmute

Direct Event online registration: http://apac.directeventreg.com/registration/event/6396983. Please use Conference ID 6396983 for entry if the link fails to lead directly to the registration page.

In addition, a recording of the conference call will be accessible within 48 hours via Hollysys’ website at: http://hollysys.investorroom.com

About Hollysys Automation Technologies Ltd. (NASDAQ: HOLI)

Hollysys is a leading automation control system solutions provider in China, with overseas operations in eight other countries and regions throughout Asia. Leveraging its proprietary technology and deep industry know-how, Hollysys empowers its customers with enhanced operational safety, reliability, efficiency, and intelligence which are critical to their businesses. Hollysys derives its revenues mainly from providing integrated solutions for industrial automation and rail transportation. In industrial automation, Hollysys delivers the full spectrum of automation hardware, software, and services spanning field devices, control systems, enterprise manufacturing management and cloud-based applications. In rail transportation, Hollysys provides advanced signaling control and SCADA (Supervisory Control and Data Acquisition) systems for high-speed rail and urban rail (including subways). Founded in 1993, with technical expertise and innovation, Hollysys has grown from a research team specializing in automation control in the power industry into a group providing integrated automation control system solutions for customers in diverse industry verticals. Hollysys had cumulatively carried out more than 25,000 projects for approximately 15,000 customers in various sectors including power, petrochemical, high-speed rail, and urban rail, in which Hollysys has established leading market positions.

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SAFE HARBOUR:

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact included herein are “forward-looking statements,” including statements regarding: the ability of the Company to achieve its commercial objectives; the business strategy, plans and objectives of the Company and its subsidiaries; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involve known and unknown risks and uncertainties. Such forward-looking statements, based upon the current beliefs and expectations of Hollysys’ management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For further information, please contact:

Hollysys Automation Technologies Ltd.

www.hollysys.com

+8610-58981386

investors@hollysys.com

Hollysys Automation Technologies Ltd	Page 16
August 13, 2020

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(In USD thousands except for number of shares and per share data)

	Three months ended June 30,		Fiscal year ended June 30,
	2020	2019	2020	2019
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net revenues
Integrated solutions contracts revenue	$112,459	$132,753	$414,272	$467,371
Products sales	3,895	5,958	20,144	33,102
Revenue from services	12,869	18,280	68,911	69,868

Total net revenues	129,223	156,991	503,327	570,341

Costs of integrated solutions contracts	65,205	93,112	281,818	325,523
Cost of products sold	995	2,005	5,456	7,571
Costs of services rendered	5,357	8,605	25,485	26,081

Gross profit	57,666	53,269	190,568	211,166

Operating expenses
Selling	6,804	6,883	30,642	28,926
General and administrative	8,929	11,561	39,114	40,701
Goodwill impairment charge	35,767	11,623	35,767	11,623
Research and development	8,907	9,200	41,876	37,025
VAT refunds and government subsidies	(4,443)	(7,822)	(26,259)	(30,735)

Total operating expenses	55,964	31,445	121,140	87,540
Income from operations	1,702	21,824	69,428	123,626

Other income, net	325	813	4,683	2,710
Foreign exchange (loss) gain	(50)	2	599	(1,161)
Gains on deconsolidation of subsidiaries where the Company retains an equity interest	—	—	—	5,768
Gains on disposal of an investment in an equity investee	—	—	5,763	—
Share of net (loss) income of equity investees	(976)	1,576	3,131	404
Dividend income from equity security investments	—	—	1,139	1,112
Interest income	3,661	2,863	13,060	11,839
Interest expenses	(171)	(204)	(306)	(575)

Income before income taxes	4,491	26,874	97,497	143,723
Income tax expenses	2,748	1,471	18,171	18,184

Net income	1,743	25,403	79,326	125,539

Less: net (losses) income attributable to non-controlling interests	(64)	145	(70)	278

Net income attributable to Hollysys Automation Technologies Ltd.	$1,807	$25,258	$79,396	$125,261
Other comprehensive income (loss), net of tax of nil
Translation adjustments	3,434	(19,998)	(28,313)	(31,602)

Comprehensive income	5,177	5,405	51,013	93,937

Less: comprehensive (loss) income attributable to non-controlling interests	(1,417)	145	(387)	17

Comprehensive income attributable to Hollysys Automation Technologies Ltd.	$6,594	$5,260	$51,400	$93,920

Net income per share:
Basic	0.03	0.42	1.31	2.07
Diluted	0.03	0.42	1.31	2.05
Shares used in net income per share computation:
Basic	60,489,777	60,465,005	60,480,522	60,456,524
Diluted	60,489,777	61,278,773	60,611,047	61,273,884

Hollysys Automation Technologies Ltd	Page 17
August 13, 2020

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

CONSOLIDATED BALANCE SHEETS

(In USD thousands except for number of shares and per share data)

	June 30, 2020	March 31, 2020
	(Unaudited)	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	$288,782	$344,000
Time deposits with original maturities over three months	324,949	203,542
Restricted cash	8,663	15,020
Accounts receivable, net of allowance for doubtful accounts of $43,733 and $45,704 as of June 30, 2020 and March 31, 2020, respectively	240,334	215,247
Costs and estimated earnings in excess of billings, net of allowance for doubtful accounts of $6,037 and $6,189 as of June 30, 2020 and March 31, 2020, respectively	186,992	214,057
Accounts receivable retention	6,088	4,142
Other receivables, net of allowance for doubtful accounts of $4,221 and $4,346 as of June 30, 2020 and March 31, 2020, respectively	30,259	27,795
Advances to suppliers	17,255	16,228
Amounts due from related parties	21,444	24,808
Inventories	48,210	49,609
Prepaid expenses	648	821
Income tax recoverable	870	1,541

Total current assets	1,174,494	1,116,810

Non-current assets
Restricted cash	21,652	7,368
Costs and estimated earnings in excess of billings	2,309	2,542
Accounts receivable retention	4,717	6,490
Other non-current assets	6	7
Property, plant and equipment, net	78,050	75,778
Prepaid land leases	15,742	15,719
Intangible assets, net	1,713	1,116
Investments in equity investees	41,133	40,052
Investments in equity securities	4,640	4,623
Goodwill	1,193	35,834
Deferred tax assets	8,909	8,947
Operating lease right-of-use assets	6,010	5,084

Total non-current assets	186,074	203,560

Total assets	1,360,568	1,320,370

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities
Short-term bank loans	—	279
Current portion of long-term loans	320	316
Accounts payable	117,460	114,363
Construction costs payable	2,350	1,461
Deferred revenue	139,242	133,176
Accrued payroll and related expenses	17,245	11,972
Income tax payable	3,142	2,349
Warranty liabilities	6,604	6,205
Other tax payables	3,279	2,320
Accrued liabilities	31,595	31,315
Amounts due to related parties	3,576	3,534
Operating lease liabilities	2,489	1,679

Total current liabilities	327,302	308,969

Non-current liabilities
Accrued liabilities	5,635	5,534
Long-term loans	15,780	829
Accounts payable	2,530	3,690
Deferred tax liabilities	13,940	14,252
Warranty liabilities	3,460	3,681
Operating lease liabilities	3,302	3,075

Total non-current liabilities	44,647	31,061

Total liabilities	371,949	340,030

Commitments and contingencies	—	—
Stockholders’ equity:
Ordinary shares, par value $0.001 per share, 100,000,000 shares authorized; 60,537,099 shares issued and outstanding as of June 30, 2020 and March 31, 2020	61	61
Additional paid-in capital	224,043	223,690
Statutory reserves	49,423	49,424
Retained earnings	774,473	772,666
Accumulated other comprehensive loss	(63,517)	(68,305)

Total Hollysys Automation Technologies Ltd. stockholder’s equity	984,483	977,536
Non-controlling interests	4,136	2,804

Total equity	988,619	980,340

Total liabilities and equity	$1,360,568	$1,320,370

Hollysys Automation Technologies Ltd	Page 18
August 13, 2020

HOLLYSYS AUTOMATION TECHNOLOGIES LTD CONSOLIDATED STATEMENTS OF CASH FLOWS (In USD thousands).
	Three months ended June 30, 2020	Fiscal year ended June 30, 2020
	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net income	$1,743	$79,326
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment	1,382	8,483
Amortization of prepaid land leases	90	384
Amortization of intangible assets	75	300
Allowance for doubtful accounts	(621)	690
Gains on disposal of property, plant and equipment	(66)	(67)
Goodwill impairment charge	35,767	35,767
Impairment loss on property, plant and equipment	17	17
Share of net loss (income) of equity investees	976	(3,131)
Share-based compensation expenses	354	410
Deferred income tax expenses	(300)	6,413
Accretion of convertible bond	—	57
Gains on disposal of an investment of an equity investee	—	(5,763)
Changes in operating assets and liabilities:
Accounts receivable and retention	(24,699)	33,024
Costs and estimated earnings in excess of billings	28,542	3,073
Inventories	1,588	(6,474)
Advances to suppliers	(952)	(4,745)
Other receivables	(2,199)	(3,920)
Deposits and other assets	184	(19)
Due from related parties	1,548	11,988
Accounts payable	1,629	15,010
Deferred revenue	5,501	1,825
Accruals and other payables	4,649	(1,658)
Due to related parties	42	(1,819)
Income tax payable	1,463	3,337
Other tax payables	947	2,616

Net cash provided by operating activities	57,660	175,124

Cash flows from investing activities:
Time deposits placed with banks	(186,203)	(426,846)
Purchases of property, plant and equipment	(3,062)	(8,098)
Proceeds from disposal of property, plant and equipment	427	983
Maturity of time deposits	65,130	242,174
Acquisition of a subsidiary, net of cash acquired	(100)	(251)
Proceeds received for the disposal of an equity investment	—	4,458

Net cash used in investing activities	(123,808)	(187,580)
Cash flows from financing activities:
Proceeds from short-term bank loans	—	2,371
Repayments of short-term bank loans	(284)	(4,243)
Proceeds from long-term bank loans	15,129	15,423
Repayments of long-term bank loans	(58)	(437)
Cash injected by noncontrolling interests	2,139	2,139
Payment of dividends	—	(12,713)
Repayments of convertible bond	—	(20,753)

Net cash provided by (used in) financing activities	16,926	(18,213)

Effect of foreign exchange rate changes	1,931	(8,621)

Net decrease in cash, cash equivalents and restricted cash	$(47,291)	$(39,290)

Cash, cash equivalents and restricted cash, beginning of period	366,388	358,387
Cash, cash equivalents and restricted cash, end of period	$319,097	$319,097

Hollysys Automation Technologies Ltd	Page 19
August 13, 2020

Non-GAAP Measures

In evaluating our results, the non-GAAP measures of “Non-GAAP cost of integrated contracts”, “Non-GAAP general and administrative expenses”, “Non-GAAP other income (expenses), net”, “Non-GAAP net income attributable to Hollysys Automation Technologies Ltd. stockholders”, “Non-GAAP basic earnings per share”, and “Non-GAAP diluted earnings per share” serve as additional indicators of our operating performance and not as a replacement for other measures in accordance with U.S. GAAP. We believe these non-GAAP measures are useful to investors, as they exclude the non-cash share-based compensation expenses, which is calculated based on the number of shares or options granted and the fair value as of the grant date, amortization of acquired intangible assets, and fair value adjustments of a bifurcated derivative. They will not result in any cash inflows or outflows. We believe that using non-GAAP measures help our shareholders to have a better understanding of our operating results and growth prospects. In addition, given the business nature of the Company, it has been a common practice for investors to use such non-GAAP measures to evaluate the Company.

The following table provides a reconciliation of the non-GAAP measures with the most directly comparable U.S. GAAP measures for the periods indicated:

(In USD thousands, except for number of shares and per share data)
	Three months ended June 30,		Fiscal year ended June 30,
	2020	2019	2020	2019
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cost of integrated solutions contracts	$65,205	$93,112	$281,818	$325,523
Less: Amortization of acquired intangible assets	75	77	300	311

Non-GAAP cost of integrated solutions contracts	$65,130	$93,035	$281,518	$325,212

General and administrative expenses	$8,929	$11,561	$39,114	$40,701
Less: Share-based compensation expenses	354	37	410	238

Non-GAAP general and administrative expenses	$8,575	$11,524	$38,704	$40,463

Other income, net	$325	$813	$4,683	$2,710
Add: Fair value adjustments of a bifurcated derivative	—	326	—	346

Non-GAAP other income, net	$325	$1,139	$4,683	$3,056

Net income attributable to Hollysys Automation Technologies Ltd.	$1,807	$25,258	$79,396	$125,261

Add:
Share-based compensation expenses	354	37	410	238
Amortization of acquired intangible assets	75	77	300	311
Fair value adjustments of a bifurcated derivative	—	326	—	346

Non-GAAP net income attributable to Hollysys Automation Technologies Ltd.	$2,236	$25,698	$80,106	$126,156

Weighted average number of basic ordinary shares	60,489,777	60,465,005	60,480,522	60,456,524
Weighted average number of diluted ordinary shares	60,489,777	61,278,773	60,611,047	61,273,884
Non-GAAP basic earnings per share	$0.04	$0.43	$1.32	$2.09

Non-GAAP diluted earnings per share	$0.04	$0.42	$1.32	$2.07